

June 28, 2011

Brandon Cade Thompson
Chief Executive Officer
Halo Companies, Inc.
One Allen Center, Suite 500
700 Central Expressway South
Allen, Texas 75013

> **Re:** **Halo Companies, Inc.**
> **Form 10-K for fiscal year ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 000-15862**

Dear Mr. Thompson:

We have reviewed your response letter dated June 17, 2011 and your filings and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

General

1. We note your response to our comment one in our letter dated May 31, 2011. However, your response should be expanded to explain the specific facts that support your conclusions under each exemption that you are relying on. For example, please provide an analysis as to which of the asset concentration tests under Section 3(c)(5) you are relying on. In addition, explain how you are complying within the appropriate percentage concentration limits of those assets, such that it would be necessary to fit within the safe harbor of Section 3(c)(5). Your analyses should not solely focus on Halo Asset Management, but also why Halo Companies should not be considered an investment company.

Government Regulation, page 7

2. We note your response to our comment three in our letter dated May 31, 2011; however, your disclosure is still vague as to which specific existing or probable governmental regulations will have a beneficial or adverse effect on your business. Please revise your disclosure appropriately to discuss specific federal, state and local rules and regulations that affect your operations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenue Recognition and Accounts Receivable, page 16

3. We note your response to our comment four in our letter dated May 31, 2011. We note that you conclude that your obligation under the agreements is to arrange a settlement with the creditor. Tell us if you concluded that you have any other obligations under your agreements.

    We also note that the customer makes monthly contributions under the agreements. Tell us if you receive the entire payment due from the customer once the first payment is made or if you are entitled to receive any monies from these monthly payments. Tell us what happens if the customer stops making the monthly payments and how you considered this in your policy as far as collectability is reasonably assured and that price is fixed and determinable. Tell us what your requirements are surrounding collection of the payments from the customer and remitting the payments to the creditors.

4. We note your response to our comment five in our letter dated May 31, 2011. Tell us if the customer makes monthly contributions under the HDS services. We note that approximately 65-75% of the service is collected during the service period. Tell us how you account for the remaining 35-25% of the fees in detail and your basis. Tell us historically what amounts you typically collect on the monies received outside the average service period.

    Please file all correspondence over EDGAR. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Carlos Pacho, Senior Assistant Chief Accountant at (202) 551-3835, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, or me, at (202) 551-3810, with any other questions.

                                                    Sincerely,

                                                    Larry Spirgel
                                                    Assistant Director